

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2025

Alexander Karavaev
Chief Financial Officer
GDEV Inc.
55 Griva Digeni
3101, Limassol
Cyprus

      Re: **GDEV Inc.**
           Form 20-F for the Fiscal Year Ended December 31, 2023
           File No. 001-40758

Dear Alexander Karavaev:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Technology

cc: J. David Stewart